Exhibit 2

EXECUTION VERSION

VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”), dated as of June 26, 2011, is made by and among METROPOLITAN HEALTH NETWORKS, INC., a Florida corporation (“Parent”) and the Shareholders listed on Schedule 1 attached hereto (each individually, a “Shareholder” and collectively, the “Shareholders”).

WITNESSETH:

WHEREAS, concurrently with the execution of this Agreement, Parent, Cab Merger Sub, Inc., a Florida corporation and a direct wholly owned subsidiary of Parent (“Merger Subsidiary”), and Continucare Corporation, a Florida corporation (the “Company”) are entering into an Agreement and Plan of Merger of even date herewith (the “Merger Agreement”), pursuant to which the parties thereto agree, upon the terms and subject to the conditions set forth therein, to merge Merger Subsidiary with and into the Company (the “Merger”); and

WHEREAS, each Shareholder owns of record and Beneficially Owns the number of shares of Common Stock, par value $0.0001 per share of the Company (“Company Common Stock”) set forth opposite such Shareholder’s name on Schedule 1 attached hereto (such shares of Company Common Stock, together with any other shares of capital stock of the Company acquired by such Shareholder after the date hereof and during the term of this Agreement, including any shares issued upon the exercise of any warrants or options, the conversion of any convertible securities or otherwise, being collectively referred to herein as the “Subject Shares”); and

WHEREAS, as inducement and a condition to Parent’s willingness to enter into the Merger Agreement, Parent has required Shareholders to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound hereby, agree as follows:

Section 1.  Certain Definitions.  In addition to the terms defined elsewhere herein, capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Merger Agreement. For purposes of this Agreement:

(a) “Beneficially Own” or “Beneficial Ownership” with respect to any securities means having “beneficial ownership” of such securities as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a person include securities Beneficially Owned by all other persons with whom such person would constitute a “group” within the meaning of Section 13(d) of the Exchange Act with respect to the securities of the same issuer.

Section 2.  Representations and Warranties of Shareholder.  Each Shareholder represents and warrants severally, but not jointly, to Parent as follows:

(a) Ownership and Power to Vote Shares.  Each Shareholder is the sole record owner of the Subject Shares set forth opposite such Shareholder’s name on Schedule 1. The party signing this Agreement on behalf of each Shareholder is the Beneficial Owner of all of the Subject Shares. On the date hereof, the Subject Shares (including the options set forth opposite such Shareholder’s name on Schedule 1) constitute all of the shares of the Company Common Stock owned of record or Beneficially Owned by such Shareholder. Except as shown on Schedule 1, there are no outstanding options or other rights to acquire by or from such Shareholder or obligations of such Shareholder to sell or to acquire, any shares of Company Common Stock. The party signing this Agreement on behalf of each Shareholder has full power individually or as a trustee of an investment trust, to vote or to direct the voting of, full power to issue instructions or direct the issuance of instructions with respect to the matters set forth in Sections 4, 5, 6 and 7 hereof, full power to dispose of or direct the disposition of, and full power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Subject Shares.

(b) Power; Binding Agreement.  Each Shareholder has the legal capacity, power and authority to enter into and perform all of such Shareholder’s obligations under this Agreement. This Agreement has been duly and validly executed and delivered, and, if such Shareholder is not a natural person, authorized by such Shareholder and constitutes a valid and binding agreement of such Shareholder, enforceable against such Shareholder in accordance with its terms except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors’ rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(c) No Conflicts.  Except as contemplated by the Merger Agreement, no filing with, and no permit, authorization, consent or approval of, any Government Authority is necessary for the execution and delivery of this Agreement by such Shareholder and consummation by such Shareholder of the transactions contemplated hereby. None of the execution and delivery of this Agreement by a Shareholder, or the consummation by a Shareholder of the transactions contemplated hereby or compliance by such Shareholder with any of the provisions hereof shall (i) if a particular Shareholder is not a natural person, conflict with or result in any breach of any organizational or trust documents applicable to such Shareholder, (ii) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, modification or acceleration) under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which such Shareholder is a party or by which such Shareholder or any of its properties or assets may be bound, or (iii) violate any order, writ, injunction, decree, judgment, order, statute, rule or regulation applicable to such Shareholder or the Subject Shares, except for any such conflicts, violations, breaches, defaults or other occurrences which would neither, individually or in the aggregate, prevent or delay the performance by any Shareholder of any of the obligations of such Shareholder pursuant to this Agreement.

(d) No Encumbrance.  Except as would not impair the ability of a Shareholder to perform its obligations hereunder, the Subject Shares are now, and, at all times during the term hereof, will be, held by such Shareholder free and clear of all Liens, except for any such Liens arising hereunder.

(e) No Finder’s Fees.  No broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial adviser’s or other similar fee or commission in connection with the transactions contemplated hereby, other than as disclosed in the Merger Agreement, based upon the arrangements made by or on behalf of such Shareholder.

(f) Reliance.  Each Shareholder understands and acknowledges that each of the Company, Parent and Merger Subsidiary is entering into the Merger Agreement in reliance upon such Shareholder’s execution and delivery of this Agreement.

Section 3.  Disclosure.  Each Shareholder hereby agrees to permit Parent and the Company to publish and disclose in any document, statement, schedule or other filing filed with the SEC (including, without limitation, any Form 8-K, the Proxy Statement, or the Form S-4), and any press release or other disclosure document which Parent or the Company, in either of their sole discretion, determines to be required by law or reasonably necessary in connection with the Merger and any transactions related thereto, such Shareholder’s identity and ownership of the Company Common Stock and the nature of such Shareholder’s commitments, arrangements and understandings under this Agreement.

Section 4.  Transfer And Other Restrictions.

(a) No Solicitation; Other Offers.  Each Shareholder shall, and shall cause its trustees, representatives, consultants, investment bankers, attorneys, accountants and other agents acting in its capacity as such (collectively, a person’s or entity’s “Representatives”) to, immediately cease any discussions, activities or negotiations with any other Person or Persons (other than Parent and Parent’s representatives) that may be ongoing with respect to any Acquisition Proposal. Each Shareholder further agrees that it and its Representatives (to the extent they are serving as a Representative of a Shareholder) shall not (i) directly or indirectly solicit, initiate, knowingly encourage or knowingly facilitate any inquiries or the making of any Acquisition Proposal, (ii) directly or indirectly participate in any discussions or negotiations with, furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, books, records, data or confidential information of the Company or any of its Subsidiaries to any Third Party that is seeking to make, or has made an Acquisition Proposal, or take any other action to knowingly facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, (iii) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, an Acquisition Proposal, or (iv) agree or publicly propose to do any of the foregoing. Each Shareholder further agrees that it shall promptly notify Parent (but in no event later than forty-eight hours) after receipt by such Shareholder (or any of its Representatives) of any Acquisition Proposal, any inquiry that could be reasonably expected to lead to an Acquisition Proposal or of any request for information relating to the Company or its Subsidiaries by any Third Party that to the knowledge of the Shareholder may be considering making, or has made an Acquisition Proposal, which notice shall be provided in writing and shall identify the person making, and the terms and conditions of, any such Acquisition Proposal, inquiry or request (including any material changes thereto and copies of any written materials received from such Third Party or its Representatives in connection therewith). The Shareholders shall keep Parent fully informed of any material change to any Acquisition Proposal, inquiry or request for information. The Shareholders shall enforce, to the fullest extent permitted under Applicable Law, the provisions of any standstill, confidentiality or similar agreement entered into by the Shareholders or their respective Representatives, including where necessary, seeking to obtain injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court having jurisdiction. Notwithstanding anything to the contrary contained herein, if the Company or the Company Board is, subject to all the procedures, obligations, conditions and limitations otherwise applicable to the Company, engaging in an action permitted to be taken with respect to an Acquisition Proposal by the Company or the Company Board pursuant to Section 5.02 of the Merger Agreement, then a Shareholder may also engage in such action with respect to the subject Acquisition Proposal provided that the Shareholder has complied with all of the procedures, obligations, conditions and limitations otherwise applicable to the Company, including but not limited to the entry by such Shareholder into a Confidentiality Agreement and the compliance by the Shareholder with various notification obligations. Parent agrees that each Shareholder’s notification obligations hereunder may be satisfied by communications from the Company to Parent and any such notifications need not be provided by the Shareholder individually. Without limiting the foregoing, Parent and each of the Shareholders agree that any violation of the restrictions set forth in this Section 4 by any Representative of a Shareholder shall constitute a breach by such Shareholder of this Section 4.

(b) Certain Prohibited Transfers and Standstill.  Prior to the termination of this Agreement, each Shareholder agrees not to, directly or indirectly:

(i) except pursuant to the terms of the Merger Agreement, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of (including by gift), or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of any or all of the Subject Shares or any interest therein;

(ii) grant any proxy, grant any power of attorney, deposit any of the Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Subject Shares except as provided in this Agreement which would have the effect of preventing or disabling such Shareholder from performing its obligations under this Agreement;

(iii) take any other action that would make any representation or warranty of such Shareholder contained herein untrue or incorrect in any material respect or have the effect of preventing or disabling such Shareholder from performing its obligations under this Agreement;

(iv) make, or in any way participate, directly or indirectly, in any “solicitation” of “proxies” to vote, or to seek to advise or influence any Person with respect to the voting of, any voting securities of the Company (including by making publicly known such Shareholder’s position on any matter presented to the stockholders), other than to recommend that shareholders of the Company vote in favor of the Merger and the Merger Agreement;

(v) submit to the Company any stockholder proposal under Rule 14a-8 under the Exchange Act;

(vi) make any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any extraordinary transaction involving the Company or its securities or assets;

(vii) form, join or in any way participate in a “group” (as defined in Section 13(d)(3) under the Exchange Act) in connection with any of the foregoing;

(viii) seek to have Section 4 amended in any way which may be reasonably likely to require, involve or trigger public disclosure of such request pursuant to Applicable Law, or to have any provision of Section 4 amended, modified or waived; or

(ix) otherwise take, directly or indirectly, any actions with the purpose of avoiding or circumventing any provision of Section 4 or which could reasonably be expected to have the effect of preventing, materially impeding, materially interfering with or materially adversely affecting the consummation of the transactions contemplated by the Merger Agreement.

The term “sale” in this Agreement shall include a “constructive sale” which shall encompass a short sale with respect to such security, entering into or acquiring a derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any transaction that has substantially the same effect as any of the foregoing.

(c) Confidentiality.  Each Shareholder agrees that for one year after the date of this Agreement, the Shareholder shall hold in confidence, and except as required by law or an order of a court or governmental agency with jurisdiction, the Shareholder shall not disclose to any person or entity for any reason or purpose, or use in any way (other in the Shareholder’s capacity as a director, officer or employee of the Company or its affiliates), any Confidential Information obtained by the Shareholder in his or its capacity as a stockholder, director, officer or employee of the Company. The term “Confidential Information” means information that is treated by the Company or any of its subsidiaries as confidential and proprietary information, including but not limited to, information regarding databases, competitive strategies, models, marketing programs or sales, financial, marketing, training and technical information, other than information that (i) is generally available without use of information developed by or obtained from the Company or its subsidiaries and (ii) becomes generally available only because of a breach of this Agreement).

(d) Covenants of Section 4 are Essential and Independent Covenants.  The covenants by each Shareholder in Section 4 are essential elements of this Agreement, and without each Shareholder’s agreement to comply with such covenants, Parent would not have entered into this Agreement or the Merger Agreement. Parent and Shareholders have independently consulted their respective counsel and have been advised in all respects concerning the reasonableness and propriety of such covenants, with specific regard to the nature of the business conducted by the Company and its Affiliates.

Section 5.  Voting of the Company Common Stock.  Each Shareholder hereby agrees that, during the period commencing on the date hereof and continuing until the first to occur of (a) the Effective Time or (b) termination of this Agreement in accordance with its terms, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the holders of Company Common Stock, however called, at which the holders of the Company Common Stock are asked to vote upon a proposal to adopt the Merger Agreement and to approve the Merger or any other of the transactions that are the subject of the Merger Agreement, such Shareholder will appear at the meeting or otherwise cause the Subject Shares to be counted as present thereat for purposes of establishing a quorum and vote (or cause to be voted) all of the Subject Shares:

(i) in favor of and to adopt the Merger Agreement and approve the Merger and/or the other transactions contemplated by the Merger Agreement; and

(ii) except as otherwise agreed to in writing in advance by Parent in its sole discretion, against the following (other than the Merger and the transactions contemplated the Merger Agreement): (A) any Acquisition Proposal, (B) any change in a majority of the persons who constitute the Board of Directors of the Company, (C) any action or agreement that would result in a breach of any covenant, representation or warranty or any obligation or agreement of the Company under the Merger Agreement or this Agreement, or (D) any action which could reasonably be expected, to materially impede, materially interfere with, materially delay, materially postpone or materially adversely affect the Merger and the transactions contemplated by the Merger Agreement.

Section 6.  Agreement not to Transfer; Additional Shares Subject to Agreement.  Each Shareholder agrees with, and covenants to, Parent that, until termination of the Merger Agreement, except as contemplated by the Merger Agreement, such Shareholder will not request that Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Subject Shares, unless such transfer is made in compliance with this Agreement.

Section 7.  Future Cooperation.  Each party shall reasonably consult with the other and provide any reasonably necessary information and material with respect to all filings made by such party with any Governmental Authority in connection with this Agreement and the Merger Agreement and the transactions contemplated hereby and thereby.

Section 8.  Fiduciary Duties.  Each Shareholder is signing this Agreement, notwithstanding anything to the contrary contained herein, solely in such Shareholder’s capacity as an owner of his, her or its respective Subject Shares, and nothing herein shall prohibit, prevent or preclude such individual Shareholder from taking or not taking any action in his capacity as a director of the Company.

Section 9.  Termination.  This Agreement shall terminate on the earliest to occur of: (a) the termination of the Merger Agreement in accordance with Section 9.01 of the Merger Agreement, (b) the written agreement of the parties hereto to terminate this Agreement, and (c) the Effective Time of the Merger (provided that the provisions of Section 4(c) and 4(d) shall survive the Effective Time of the Merger.)

Section 10.  Miscellaneous.

(a) Entire Agreement.  This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both oral and written, among the parties with respect to the subject matter hereof.

(b) New Shares.  Each Shareholder agrees that, in the event (a) of any stock dividend, stock split, recapitalization, reclassification, combination or exchange of shares of capital stock of the Company or any of its Subsidiaries on, of or affecting the Subject Shares of such Shareholder, (b) such Shareholder purchases or otherwise acquires Beneficial Ownership of or an interest in any shares of capital stock of the Company or any of its Subsidiaries after the execution of this Agreement (including by conversion), or (c) such Shareholder voluntarily acquires the right to vote or share in the voting of any shares of capital stock of the Company or any of its Subsidiaries other than the Subject Shares (collectively, “New Shares”), other than as a person named as a proxy in proxies solicited by the Board of Directors of the Company (with regard to which such Shareholder shall vote as instructed by the persons who executed the proxies or as otherwise described in the Proxy Statement), such Shareholder shall deliver promptly to Parent written notice of the number of any New Shares acquired by such Shareholder. Such Shareholder also agrees that any New Shares acquired or purchased by such Shareholder shall be subject to the terms of this Agreement.

(c) Successors and Assigns.  This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the other parties hereto. This Agreement shall be binding upon, inure to the benefit of and be enforceable by each party and such party’s respective heirs, beneficiaries, executors, representatives and permitted assigns.

(d) Amendment and Modification.  This Agreement may not be amended, altered, supplemented or otherwise modified or terminated (other than a termination under Section 9 of this Agreement) except upon the execution and delivery of a written agreement executed by the parties hereto.

(e) Notices.  All notices, requests and other communications to any party hereunder shall be in writing (including facsimile or electronic mail transmission) and shall be given,

If to Parent, to:

Metropolitan Health Networks, Inc.
777 Yamato Road
Suite 510
Boca Raton, Florida 33431
Attention: Roberto L. Palenzuela, General Counsel
Facsimile No.: 561.805-8501
Email: rpalenzuela@metcare.com

with a copy to:

Greenberg Traurig, P.A.
333 Avenue of the Americas, Suite 4400
Miami, Florida 33131
Attention: David Wells, Esq.
Fax: (305) 961-5613
Email: wellsd@gtlaw.com

If to a Shareholder, to:

The address set forth opposite such Shareholder’s name on Schedule 1 with a copy to:

Akerman Senterfitt
One Southeast Third Avenue, 25th Floor
Miami, Florida 33131
Attention: Teddy Klinghoffer, Esq. and Martin G. Burkett, Esq.
Facsimile: (305) 374-5095
Email: teddy.klinghoffer@akerman.com and martin.burkett@akerman.com or to such other address, facsimile number or electronic mail address as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

(f) Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order to that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

(g) Specific Performance.  The parties acknowledge and agree that (i) money damages would not be an adequate remedy at law if any party fails to perform in any material respect any of its obligations hereunder and accordingly agree that each party, in addition to any other remedy to which it may be entitled in equity, shall be entitled to an injunction or injunctions to prevent breaches or seek to compel specific performance of the obligations of any other party under this Agreement in accordance with the terms and conditions of this Agreement and if any action should be brought in equity to enforce any of the provisions of this Agreement, none of the parties hereto shall raise the defense that there is an adequate remedy at law, and (ii) such equitable relief shall be the parties’ sole and exclusive remedy.

(h) No Waiver.  The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, will not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

(i) No Third Party Beneficiaries.  This Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

(j) Governing Law.  This Agreement shall be governed by and construed in accordance with the internal laws of the State of Florida (without reference to its choice of law rules that would apply the laws of any other jurisdiction).

(k) Descriptive Heading.  The descriptive headings used herein are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

(l) Expenses.  All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

(m) Further Assurances.  From time to time, at any other party’s request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further lawful action as may be reasonably necessary to consummate and make effective, in the most expeditious manner reasonably practicable, the voting of the Subject Shares as contemplated by this Agreement.

(n) Counterparts.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures hereto were upon the same instrument.

(o) Waiver of Jury Trial.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(p) Venue.  The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court in the Southern District of Florida, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Florida, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 10(e) shall be deemed effective service of process on such party.

[Remainder of this page intentionally left blank. Signature pages follow.]

IN WITNESS WHEREOF, Parent and each Shareholder have caused this Agreement to be duly executed as of the day and year first written above.

PARENT:

METROPOLITAN HEALTH NETWORKS, INC.

By:	/s/ MICHAEL M. EARLEY
Name:     Michael M. Earley
Title:     CEO

SHAREHOLDERS:

/s/  PHILLIP FROST, M.D.
Phillip Frost, M.D.

FROST NEVADA INVESTMENTS TRUST

By:	/s/ PHILLIP FROST, M.D.
Name:     Phillip Frost, M.D.
Title:     Trustee

FROST GAMMA INVESTMENTS TRUST

By:	/s/ PHILLIP FROST, M.D.
Name:     Phillip Frost, M.D.
Title:     Trustee

Schedule 1

Shareholder Name	Shareholder Address	Shares of Company Common Stock	Options

Phillip Frost, M.D.	4400 Biscayne Blvd. Miami, FL 33137	400,000 Shares of Company Common Stock	165,000 options to purchase shares of Company Common Stock
Frost Nevada Investments Trust	4400 Biscayne Blvd. Miami, FL 33137	819,313 Shares of Company Common Stock	0 options to purchase shares of Company Common Stock
Frost Gamma Investments Trust	4400 Biscayne Blvd. Miami, FL 33137	24,771,604 Shares of Company Common Stock	0 options to purchase shares of Company Common Stock